EXHIBIT 99.7

CERTIFICATION PURSUANT TO
18 U.S.C. § 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Burcon NutraScience Corporation (the “Company”) on Form 40-F for the fiscal year ended March 31, 2015 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jade Cheng, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 23, 2015

“/s/ Jade Cheng”
Jade Cheng
Chief Financial Officer